DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES                                      NEWPORT BEACH

Ritz Carlton Annex                                 Balboa Bay Club Annex

(310) 823-8300/fax (310) 301-3370           (949) 631-1142

Respond To:

P.O. Box 12009

Marina Del Rey, CA

90295-3009

June 18, 2010

Securities And  Exchange Commission

Division of Corporate Finance

Attention: Ms. Yolanda Guobadia

Re: Newport Digital Technologies, Inc., SEC Staff Letter of March 2, 2010

Gentlemen,

This Law Office acts as special outside Securities Law Counsel for Newport Digital  Technologies, Inc. (the Company), and they have asked us to respond to the above referenced letter of comments. (paragraph numbers track the paragraph numbers in Staff’s letter).  The Company has asked us to advise you as follows:

1.  6/30/09 10K – revision of M,D,& A.

Management has reviewed your comments and in response has revised the M,D&A section and has filed an amendment to its Form 10K. The discussion of liquidity and capital resources has been revised to comply with 303(a) and comments regarding critical accounting estimates and off-balance sheet arrangements have been included.

2.  6/30/09 10K – Report of Outside Accountant

Management has reviewed your comments and in response its Independent Registered Public Accounting Firm has revised its Report, attached to the amendment to the Form 10K Specifically, the auditors’ opinion has been prepared to include the development stage financial statements, namely the statements of operations and cash flows for the period from July 1, 2008 (beginning of development stage) through June 30, 2009.

3.  6/30/09 10K Notes to Financial Statements Page 6

Management has reviewed your comments and in response its Independent Registered Public Accounting Firm has revised its Report footnote, attached to the amendment to its Form 10K We have added to the loss on discontinued operations footnote the revenues, cost of revenues, and selling and general administrative expenses resulting in the loss from discontinued operations.  The debt forgiveness consists of $189,033 of various accruals and payables that were settled, or reversed out.  The other item is accrued shareholder interest in the amount of $69,715.  The total recorded as debt forgiveness is $258,748.

AND:  The disclosures in footnotes 1 and 8 regarding the valuation of common shares issued to non-employees in exchange for services have been changed in accordance with FASB ASC 505-50-30-6 on a consistent basis.

4a. 6/10/09 10K  Black-Scholes Option Model.

The references to the Black-Scholes Option Model have been deleted from the footnote disclosure.  The valuation of commons shares issued to non-employees in exchange for services rendered are as disclosed in footnotes 1 and 8 which are in accordance with FASB ASC 505-50-30.

5. 6/30/09 10K  Reversal of prior year’s sale

The Company advises as follows:

The sale was to an international customer under a binding contract with a fixed price, delivery had been made, and collection was reasonably certain.  Subsequently the buyer backed-out of the sale.    The accounts receivable balance was recorded as a bad debt.

6.  6/30/09 10K Item 9A Controls & Procedures

This typo has been corrected in the amended 10K as filed.

7.  6/30/09 10K Item 15, Exhibits

A comprehensive list of Exhibits has been filed with the amended 10K as filed.

8.  6/30/09 10K Signatures

The typo in the officer designation has been corrected in the amended 10K as filed.

9. 12/31/09 10Q

The financial statements for the three and six months ended September 30, 2008 and December 31, 2008 did not include any operations relating to the food processing business

10. 12/31/09 10Q   Item 4(T).

The language has been appropriately revised in the filings of the amended 10K and 10Q.

11.  Exhibit 32.1 has been revised for the Quarterly report

12.   Exhibit 31.1 has been revised for the Quarterly report.

If you have further comments or questions, please contact me by email at don@securities-attys.com, or by fax at 310 301-3370, or by cell phone at 213 400-2007.

Thank you for your assistance in this matter.

Very Truly Yours,

Donald G. Davis

The Law Offices of Davis & Associates, Inc.